UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 6, 2015, Cencosud S.A. (“Cencosud” or the “Company”) published a notice pertaining to its Ordinary Shareholders Meeting to be held on April 24, 2015 (an English translation of which is attached hereto as Exhibit A) in the El Mercurio newspaper in Chile.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: April 7, 2015

Exhibit A

[English Translation]

CENCOSUD S.A.

Publicly-Held Stock Corporation

Securities Registry Inscription No. 743

Notice of Ordinary Shareholders Meeting

By resolution of the Board of Directors of Cencosud S.A., the Board calls an Ordinary Shareholders Meeting (the “Shareholders Meeting”) to be held on April 24, 2015, at 9:00 A.M. in the Conference Room of Cinemark Theatres Alto Las Condes, located at 9001 Kennedy Ave., Locality No. 3092, in the Las Condes neighborhood of Santiago, Chile, with the objective of addressing the following matters:

(a)	Analysis of the situation of the Company and the external auditors reports, and approval of the annual report, the balance sheet and financial statements of the Company for the year ended December 31, 2014, and the report of the external auditors for the same period;

(b)	Distribution of earnings for fiscal year 2014 and dividends distribution, the Board having proposed a payment of Ch$20.59906 per share, which includes the interim dividend of Ch$8.00 per share paid in December 2014, and that payment is made starting May 13, 2015;

(c)	Presenting the dividend policy of the Company;

(d)	Determination of the remuneration of the Board members;

(e)	Determination of the remuneration of the members of the Board Committee and determination of its budget for operating expenses and their advisers;

(f)	Information on the expenses of the Board and the Board Committee;

(g)	Appointment of the external auditors for 2015;

(h)	Appointment of rating agencies for 2015;

(i)	Presenting the matters reviewed by the Board Committee and the resolutions adopted by the Board to approve transactions with related parties;

(j)	Provide an account of the objections of members of the Board of Directors, which were reflected in the minutes of Board meetings;

(k)	Report on the activities of the Board of Directors of the Company, its annual management report and the proposals that were not accepted by the Board;

(l)	Appointment of newspaper for corporate publications; and

(m)	In general, discussion of other matters of corporate interest that do not merit an extraordinary shareholders meeting.

BACKGROUND

Full copies of the documents underlying the adoption of the matters to be voted on at the Shareholders Meeting may be requested by shareholders at the offices of Cencosud S.A., located at 9001 Kennedy Avenue, 4th floor, Las Condes, Santiago. Shareholders may also access the documents on the company’s website, www.cencosud.cl, by following the instructions under the “Information of Interest” item under the “Investors” section from April 9, 2015.

ANNUAL REPORT

Copies of Cencosud S.A.’s balance sheet and annual report as of December 31, 2014 will be available to shareholders and the general public on the company’s website, www.cencosud.cl. A sufficient number of copies will also be available at the offices of the company, located at 9001 Kennedy Avenue, 6th floor, Las Condes, Santiago.

CONSOLIDATED FINANCIAL STATEMENTS

Cencosud S.A.’s audited annual consolidated financial statements as of December 31, 2014, with explanatory notes and auditor’s report, will be available to the company’s shareholders and the general public on the company’s website, www.cencosud.cl, from April 9, 2015.

PARTICIPATION IN THE MEETING

Holders of shares recorded on Cencosud S.A.’s register of shareholders at midnight on April 18, 2015, which is the fifth business day preceding the day of the Shareholders Meeting, may participate in the Shareholders Meeting. Powers of Attorney will be verified on the same day as the meeting, beginning at 8:00 A.M.

THE PRESIDENT